EXHIBIT 12.1

RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS (UNAUDITED)

	For the Years Ended
	December 31, 2015	December 31, 2014	December 31, 2013	December 31, 2012	December 31, 2011
	(in thousands)
Income (loss) before taxes	$(31,205)	$(179,048)	$(187,054)	$222,282	$(9,391)
Fixed charges (interest expense)	$59,278	$65,113	$84,550	$61,195	$11,856
Earnings adjusted	$28,073	$(113,935)	$(102,504)	$283,477	$2,465
Ratio of earnings to fixed charges	0.47	(1.75)	(1.21)	4.63	0.21
Deficiency	$31,205	$179,048	$187,054	—	$9,391
Preferred stock dividends	15,622	15,620	$14,213	$1,964	—	(1)
Combined fixed charges and preferred stock dividends	$74,900	$80,733	$98,763	$63,159	$11,856
Ratio of earnings to combined fixed charges and preferred stock dividends.	0.37	(1.41)	(1.04)	4.49	0.21
Deficiency	$46,827	$194,668	$201,267	—	$9,391
(1) We did not have any preferred stock outstanding for this year.